03014378

AB 4/21/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/07/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safie Holdings LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 West 56th Street, Room 1101
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart J. Appelson 212-599-1325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2003
WASH. D.C.
155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence Fiedler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safie Holdings LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State/Commonwealth of California }
County of Riverside } ss.

MATT REYNOLDS
Commission # 1379033
Notary Public — California
Riverside County
My Comm. Expires Oct 8, 2006

Place Notary Seal and/or Any Stamp Above

Subscribed and sworn to (or affirmed) before me this 25 (Date) day of March (Month), 2003 (Year), by

(1) Lawrence E. Fiedler
Name of Signer #1

(2) N/A.
Name of Signer #2

[signature]
Signature of Notary Public

Other Required Information (Printed Name of Notary, Residence, etc.)

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SAFIE HOLDINGS LLC
156 WEST 56TH STREET, ROOM 1101
NEW YORK, NY 10019

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

* * * * * * * * * * * * * * * * * * *

SAFIE HOLDINGS LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	9,020
Other assets		7,089
	$	16,109

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other payables	$	2,675
Commitments		
Member's equity		13,434
	$	16,109

The accompanying notes are an integral part of this financial statement.

SAFIE HOLDINGS LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

Safie Holdings LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on October 18, 2001. The duration of the Company's existence shall continue for a term of ninety years from the date of formation of the Company. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On June 7, 2002, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The financial statement reflects the period of June 7, 2002, the inception as a registered broker dealer to December 31, 2002.

The Company syndicates equity ownership interests in real estate through private placement transactions.

2. BASIS OF PRESENTATION:

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statement, the Company has incurred a net loss of $18,481 for the period June 7, 2002 to December 31, 2002 and has incurred minimal losses to date. The losses incurred raise questions about the Company's ability to continue as a going concern. In 2003, the Company has signed an agreement to syndicate real estate whereby it will receive fees for services upon the successful completion of the transaction. The member has indicated his intent to continue to fund, as needed, operations and working capital as well as to meet its regulatory requirements.

Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments when purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. MEMBER'S EQUITY:

The Company has available per the limited liability agreement Class "A" and "B" shares. Only Class "A" members are entitled to vote. At December 31, 2002, only Class A shares were outstanding.

5. NET CAPITAL RQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/8 of aggregate indebtedness for the first twelve months after its effective date of becoming a member of the NASD. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1.

At December 31, 2002, the Company had net capital, as defined, of $6,345 which was $1,345 in excess of its' required net capital of $5,000. At December 31, 2002, the Company had aggregate indebtedness of $2,675. The ratio of aggregate indebtedness to net capital was .42 to 1.

During the subsequent period, the firm liquidated a non-allowable asset in the amount of $3,000 receiving cash and thereby increasing their net capital.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Safie Holdings LLC

We have audited the accompanying statement of financial condition of Safie Holdings LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Safie Holdings LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
March 20, 2003